UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     FOR  THE FISCAL YEAR ENDING DECEMBER 31, 2003.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 001-15469

                                   ----------

(A) FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

             THERMOVIEW INDUSTRIES, INC. 401(k) PROFIT SHARING PLAN

(B) NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           THERMOVIEW INDUSTRIES, INC.
                              5611 Fern Valley Road
                              Louisville, KY 40228

                              REQUIRED INFORMATION

(a) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF CROWE CHIZEK AND COMPANY LLC, INDEPENDENT AUDITORS, DATED MAY 13, 2004.

(b)  EXHIBITS.  A CONSENT OF CROWE,  CHIZEK AND  COMPANY  LLC IS BEING  FILED AS
     EXHIBIT 23.01 TO THIS REPORT.

                           THERMOVIEW INDUSTRIES, INC.
                           401(K) PROFIT SHARING PLAN
                              Louisville, Kentucky

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                           December 31, 2003 and 2002

                           THERMOVIEW INDUSTRIES, INC.
                           401(K) PROFIT SHARING PLAN
                              Louisville, Kentucky

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                           December 31, 2003 and 2002





                                    CONTENTS


REPORT OF INDEPENDENT REGISTERED
  PUBLIC ACCOUNTING FIRM..................................................     1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS......................     2

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS.......................................................     3

     NOTES TO FINANCIAL STATEMENTS........................................   4-8


SUPPLEMENTAL SCHEDULES

     SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF ASSETS
       (HELD AT END OF YEAR)..............................................     9

     SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
       DEPOSITS OF `PARTICIPANT CONTRIBUTIONS.............................    10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Plan Administrator
ThermoView Industries, Inc. 401(k) Profit Sharing Plan
Louisville, Kentucky


We have audited the accompanying statements of net assets available for benefits of ThermoView Industries, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent deposits of participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.




                          Crowe Chizek and Company LLC

Louisville, Kentucky
May 13, 2004

--------------------------------------------------------------------------------

                                                                              1.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------


                                                         2003             2002
                                                     ----------       ----------
ASSETS
Investments
     Common Stock                                    $   41,102       $        -
     Mutual funds                                     4,528,070        3,316,501
     Collective trust funds                           3,063,072        2,994,784
     Participant loans                                  521,887          438,599
                                                     ----------       ----------
         Total investments                            8,154,131        6,749,884

Contributions receivable
     Participant                                         77,538          109,706
     Employer                                            24,900           16,625
                                                     ----------       ----------
                                                        102,438          126,331
                                                     ----------       ----------

Total assets                                          8,256,569        6,876,215

LIABILITIES
Refunds payable                                         101,703           49,906
                                                     ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $8,154,866       $6,826,309
                                                     ==========       ==========










--------------------------------------------------------------------------------
                             See accompanying notes.

                                                                              2.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Years ended December 31, 2003 and 2002

--------------------------------------------------------------------------------


                                                       2003           2002
                                                   -----------    -----------
Additions to net assets attributed to:
 Investment income
  Net appreciation (depreciation) in fair value of
  investments                                      $ 1,120,093    $  (948,563)
  Interest and dividends                                59,034         51,395
                                                   -----------    -----------
                                                     1,179,127       (897,168)

 Contributions
  Employer                                             170,253        179,185
  Participants                                         983,663      1,339,126
  Rollovers                                             13,279         10,107
                                                   -----------    -----------
                                                     1,167,195      1,528,418
                                                   -----------    -----------

     Total additions                                 2,346,322        631,250

Deductions from net assets attributed to:
 Benefits paid to participants                         983,216        837,323
 Administrative expenses                                34,549         32,561
                                                   -----------    -----------
     Total deductions                                1,017,765        869,884
                                                   -----------    -----------

Net increase (decrease) in net assets                1,328,557       (238,634)

Net assets available for benefits
 Beginning of year                                   6,826,309      7,064,943
                                                   -----------    -----------

 End of year                                       $ 8,154,866    $ 6,826,309
                                                   ===========    ===========






--------------------------------------------------------------------------------

                                                                              3.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the ThermoView Industries, Inc. 401(k) Profit Sharing Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan which covers substantially all eligible employees. The Plan was established to provide and administer retirement benefits for the employees of ThermoView Industries, Inc. (the Company). The Trustee of the plan is PNC Bank, Kentucky, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Subject to applicable IRS limitations, participating employees may contribute from 1 to 15 percent of their annual salaries or wages to the Plan. The Company currently matches 25 percent of the first six percent of compensation contributed. Participants may change their deferral election semi-annually. Contributions are subject to certain limitations.

A participant may contribute any rollover contribution received by the participant or to which the participant is entitled from another qualified trust; such rollover contributions are deposited in the participants rollover account.

Forfeitures: Forfeitures are used as a reduction of employer contributions. In 2003 and 2002, employer contributions were reduced by forfeitures of $23,210 and $44,155, respectively.

Investment Options: Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the Plan's fund options. Participants are permitted to transfer existing assets between plan funds at any time throughout the year. Currently participants are capable of making investment allocation changes on-line. All amounts in participants' accounts are participant-directed.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, plan earnings, and are charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


--------------------------------------------------------------------------------
                                   (Continued)

                                                                              4.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in contributions by the Company and the corresponding income under the following circumstances:

a.   Attaining normal retirement age of 65;
b.   Death;
c.   The date a participant becomes totally disabled as defined in the Plan; or
d. Completion of service with the Company in accordance with the ERISA graded vesting schedule below:

                  Years of Service               Percent Vested

                  Less than 2 years                     0%
                  2 but less than 3                    20%
                  3 but less than 4                    40%
                  4 but less than 5                    60%
                  5 but less than 6                    80%
                  6 or more                           100%

Eligibility: An employee becomes eligible to participate immediately after 90 days of service and attainment of age twenty-one or older.

Participant Loans: Subject to a minimum of $1,000, participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance reduced by their highest outstanding loan balance during the year, even if the amounts have been repaid. Generally, loans are taken from all investment funds on a pro rata basis, and loan repayments will be credited to investment funds on the same basis as contributions. Loan terms range from 1-5 years or up to 20 years for the purchase of a principal residence. The loans are secured by 50 percent of the participant's vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The interest rate on each loan is one percent above the prime rate in effect at PNC Bank at the beginning of the month in which the loan is made. The rate will remain fixed until the loan is paid in full. Each loan will provide for level payments of principal and interest, and the payments will conform to the normal payroll cycle.

Administrative Expenses: The Company pays fees, except for investment management fees associated with the PNC Investment Contract Fund, for administration and other services. The Plan is not charged for administrative services performed on its behalf by the Company.


--------------------------------------------------------------------------------
                                  (Continued)

                                                                              5.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Amendments: Effective January 1, 2003, the Plan document was amended to allow the Company's stock as an investment choice. The participants may elect to invest up to 20 percent of their account balance in the Company's stock.

Effective January 1, 2002, the Plan document was amended with the adoption of a prototype plan in order to comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Plan are maintained on the accrual basis of accounting.

Valuations of Investments: The Plan's investments are held by PNC Bank, Kentucky, Inc. (the Trustee). The Plan's investments are stated at fair value. Mutual Funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the collective trust funds is based on quoted redemption values of the participating units held by the Plan at year end on the last business day of the plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchase and sale of securities are recorded on a trade-date basis.

Estimates in the Financial Statements: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates. It is at least reasonably possible that significant changes may occur in the near term for the estimates of investment valuation.


--------------------------------------------------------------------------------
                                  (Continued)

                                                                              6.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

Investments that represent five percent or more of the Plan's net assets at December 31, 2003 and 2002 are as follows:

                                                     2003         2002
                                                 ----------   ----------
Mutual funds
  American Century Income and Growth Fund        $  717,238   $  531,437
  American Century International and Growth Fund    442,842      344,634
  Blackrock Index Equity Fund                       884,781      652,843
  Janus Advisor Capital Appreciation Fund         1,189,758    1,036,381

Collective trust funds
  PNC Aggressive Profile Fund                       590,197      489,753
  PNC Balanced Profile Fund                         803,522      783,227
  PNC Investment Contract Fund                    1,669,352    1,721,804

During 2003 and 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows: 2003 2002 ---- ----

Common stock                                     $    3,196   $        -
Mutual funds                                        783,514     (662,396)
Collective trusts                                   333,383     (286,167)
                                                -----------  -----------

                                                $ 1,120,093  $  (948,563)
                                                ===========  ===========


--------------------------------------------------------------------------------
                                  (Continued)


                                                                              7.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 4 - INCOME TAX STATUS

A favorable tax determination letter, from the Internal Revenue Service, was obtained for a prototype plan that was used to develop the Plan document. However, no separate determination letter specifically for the Plan has been requested. The Plan sponsor believes that the Plan continues to qualify and to operate as designed.


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are mutual funds and collective trusts managed by PNC Bank. PNC Bank is the trustee of the Plan and, therefore, qualifies as a party-in-interest. Fees and commissions of $34,549 and $32,561 have been paid by the Plan to PNC Bank during 2003 and 2002, respectively.


NOTE 6 - BENEFIT OBLIGATIONS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the plan, but who have not been paid. Plan assets allocated to these participants were $6,941 and $25,078 at December 31, 2003 and 2002, respectively.



--------------------------------------------------------------------------------
                                  (Continued)



                                                                              8.

                             SUPPLEMENTAL SCHEDULES

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                December 31, 2003

--------------------------------------------------------------------------------


Plan Sponsor: ThermoView Industries, Inc. 401(k) Profit Sharing Plan Employer Identification Number: 61-1325129
Three Digit Plan Number:  001



              (b)
          Identity of                   (c)                               (e)
        Issue, Borrower,             Description             (d)        Current
(a)  Lessor or Similar Party        of Investment           Cost**       Value

     Stock
 *    ThermoView Industries, Inc.   Common Stock           $      -  $   41,102

     Mutual Funds
      American Century Investments  Income and Growth             -     717,238
      American Century Investments  International and
                                     Growth                       -     442,842
      American Century Investments  Conservative                  -     192,293
      American Century Investments  Moderate Fund Advisor         -      35,240
      American Century Investments   Aggressive                   -      20,051
      AIM Investments               Capital Growth                -     149,628
      AIM Investments               Basic Value                   -      67,338
      AIM Investments               Midcap Growth                 -     386,204
      Blackrock                     Index Equity                  -     884,781
      Blackrock                     Interim Bond Class A          -      13,597
      Janus                         Capital Appreciation          -   1,189,758
      Janus                         Flex income                         353,401
      Federated                     Mid-Cap Index                 -      75,700

     Collective Trusts
 *    PNC Bank, N. A.               Aggressive Profile            -     590,197
 *    PNC Bank, N. A.               Balanced Profile              -     803,522
 *    PNC Bank, N. A.               Investment Contract           -   1,669,352

 *   Participant loans              5.00% to 10.5%                -     521,887
                                                                    -----------

      Total investments                                             $ 8,154,131
                                                                    ===========


*Denotes investment held by a party-in-interest.

**No cost information is provided since investments are participant directed.




--------------------------------------------------------------------------------


                                                                              9.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                  SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
                      DEPOSITS OF PARTICIPANT CONTRIBUTIONS
                                December 31, 2003

--------------------------------------------------------------------------------


Plan Sponsor: ThermoView Industries, Inc. 401(k) Profit Sharing Plan Employer Identification Number: 61-1325129
Three Digit Plan Number: 001


Participant contributions of the current plan year not
  deposited into the Plan within the time period described
  in 29 CFR 2510.3-102                                                 $100,784

Less:  Amount fully corrected under the DOL's Voluntary
  Fiduciary Correction Program (VFC Program) and PTE 2002-51                  -
                                                                       --------

Delinquent deposits of participant contributions constituting
  nonexempt prohibited transactions                                    $100,784
                                                                       ========























--------------------------------------------------------------------------------


                                                                             10.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                      THERMOVIEW INDUSTRIES, INC. 401(k) PROFIT SHARING PLAN

                      By:  /s/ Charles L. Smith
                         -------------------------------------
                          Name: Charles L. Smith
                          Title: President and CEO

Dated June 30, 2004



















--------------------------------------------------------------------------------


                                                                             11.

                                INDEX TO EXHIBITS

              Exhibit
              Number                  Description of Exhibits

                23.01       -    Consent of Crowe Chizek and Company LLC




Exhibit 23.01


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the incorporation by reference in Registration Statement No. 333-105856 on Form S-8 of ThermoView Industries, Inc. of our report dated May 13, 2004 appearing in this Annual Report on Form 11-K of ThermoView Industries, Inc. for the year ended December 31, 2003.




                          Crowe Chizek and Company LLC

Louisville, Kentucky
June 25, 2004
























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                                                                             12.